

INVEST IN **NETSPEEK INC.**

AI Powered Pro AV Management: Simplifying Complexity

netspeek.com Newton, MA

Highlights

1. First-mover advantage - developed in direct response to known challenges in a $400B marketplace

2. Existing relationships create a $30M ARR sales pipeline - beta in process with blue chip partners

3. Management team with 50+ years of combined experience and over $100M in career sales

4. Secured $250K in pre-seed funding on the same terms with backing from an experienced advisor network

Featured Investors



Jeff Lombardi

Invested $10,000

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Syndicate Lead

CEO and Partner of The Kernel LLC, Jeff's career spans more than 25 years in venture capital, asset management, and alternative investments, responsible for building and managing numerous businesses within large global financial institutions.

"Utilizing disruptive innovation, NetSpeek typifies the type of tech company we seek to back. Erik and his team, each with over 15 years of direct industry experience and more than a decade of collaboration, not only identified the overarching problem plaguing the Pro AV space, they realized the major players had no incentive to solve it. After more than a year of research, production and testing, the solution has been successfully deployed and is ready for commercial use. With the team's extensive history and relationships in the industry, they have a substantial pipeline of clients poised for

in the industry, they have a substantial pipeline of clients poised for early adoption."

The Kernel LLC

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The Kernel is a unique technology advisory firm that seeks to identify, validate, invest, and deploy emerging technology for our global clients and our proprietary projects.

Sterling Orr, CIO

"NetSpeek's flagship product, LENA, was created in response to demands from global enterprises struggling to support Pro AV networks. We observed early on that the potential cost savings coupled with an almost seamless integrated solution for any coporation's communications infrastructure had the potential to turn the Pro AV market on its head."

Our Team



Erik DeGiorgi CEO

Co-founder of MediaVue, grew to $7MM annual revenue, 18 years Pro AV exp. RISD MFA, US Marine



Brian Kane Senior Architect

10+ years building enterprise software for Pro AV. Expert in ML, AI, NLP and full stack development



Ahmad AlAmri Senior Engineer

A previous AI SaaS founder with deep understanding of productizing AI for enterprise



Momin Mokhtar Senior Engineer

A front end software engineer with extensive experience building web and mobile user interfaces



Jacob Miller Senior Engineer

A full stack software engineer with a specialization in back-end architecture



Preston Naclerio UI/UX Designer

A UI/UX product expert with a background working with Fortune enterprises



Robert Wilson Director

Strategist in tech innovation with multiple exits, specializing in sales and global partnerships



Stuart Armstrong Advisor

Career includes multiple exits in the Pro AV industry, currently a major industry contributor

major industry contributor



David Danto Advisor

Four decades in media, technology and collaboration, heavily influencing Pro AV advancements



Katie Valle Sales Advisor

20 years in Pro AV industry ranging from startup to $1B MSP. Sold to all stakeholders, technical to C-Suite

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A Single Solution for the Most Common Problems in Pro AV

The Pro AV Revolution: Transforming Workplace Communication





We've all been there. A critical conference call is about to start, but technology fails us. Blank screens. No audio. IT and network administrators rushing to identify and resolve the issue. As thirty minutes slip by, opportunity, productivity, and revenue are lost. With disparate software, hardware, and system integrators all operating independently, managing a Pro AV ecosystem becomes a frustrating, complex, and costly reality that drains both resources and patience:

Lack of Interoperability

Over 50% of organizations struggle with Pro AV systems due to compatibility issues

Decreased Productivity

Companies lose $25K+ per 100 employees annually from IT overload and downtime caused by Pro AV problems

Increased Operational Costs

70% of businesses face high costs due to inefficient hybrid room solutions

Skilled Labor Shortages

72% of Pro AV System Integrators list talent shortages as a critical concern

The corporate AV management market is vast and fragmented. Service integration companies offer technology from an overwhelming number of providers, none of which are motivated to improve interoperability. If anything, the current industry players benefit from this dysfunction:

- Integrators secure lucrative managed services contracts after initial product sales
- Hardware and software companies avoid standardizing compatibility with competitors to protect their sales

The Challenge: Solving the Unsolvable

Even industry leaders acknowledge the persistent challenge. Dario Amodei, CEO of Anthropic, a pioneering AI company, describes the ongoing dilemma:

> ***We have a running joke at Anthropic, which is that we'll solve AGI [Artificial General Intelligence] before we solve video conferencing. I think it's going to be literally true — the AGI will come first.***

Amodei's insight exposes a paradox: as artificial intelligence races forward, reliable video conferencing remains as elusive

as it was a decade ago - until now.


NETSPEEK SIMPLIFIES PRO AV SYSTEM MANAGEMENT
NetSpeek
SONY
Google
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BrightSign
SAMSUNG
NEC
LG
poly
logitech
CISCO
Conference Room 1
NetSpeek
poly
BrightSign
zoom
NEC
Conference Room 2
NetSpeek
poly
BrightSign
SAMSUNG
Huddle Space 1
NetSpeek
logitech
Google
LG
Board Room 1
NetSpeek
zoom
CISCO
BrightSign
SONY

NetSpeek, founded by Erik DeGiorgi, addresses a crucial need in the Professional AV community: a solution to the ongoing challenge of integrating the vast array of hardware and software in the $402 billion Pro AV market. Our team's expertise goes beyond mere technical knowledge – we intimately understand our customers' pain points because we've experienced them ourselves. This firsthand experience with the industry's frustrations gives us a unique advantage in developing solutions that truly resonate with the market.

NetSpeek's team brings a wealth of industry expertise: over 50 years of combined Pro AV experience, $100 million in career sales, and deep-rooted relationships with channel and vendor partners. This foundation enabled us to identify over thirty enterprise accounts, including 14 Fortune 500

companies, as our initial target market. Our potential reach is substantial – the meeting room count from our team's previous customers alone encompasses an estimated 140,000 rooms out of the industry's 15,000,000 total, representing approximately $7M in potential Annual Recurring Revenue (ARR).

Meet LENA: Your Multilingual AV Mastermind



LENA (Language Enabled Network Assistant) revolutionizes AV management. More than just another tool, LENA is a multilingual powerhouse that understands both human speech and the complex languages of diverse AV devices

across manufacturers.

Key Features:

- **Natural language interface:** Control your AV setup through simple voice commands
- **Universal compatibility:** Seamlessly works with devices from virtually any manufacturer
- **Real-time problem-solving:** Proactively identifies and resolves issues to maintain smooth operations

Imagine entering a conference room and saying, "LENA, start my presentation." No more wrestling with remotes or waiting for IT support. This simplicity is the essence of NetSpeek's innovation. LENA's capabilities extend beyond end-users, empowering network administrators and support

from virtually any manufacturer

- **Real-time problem-solving:** Proactively identifies and resolves issues to maintain smooth operations

Imagine entering a conference room and saying, "LENA, start my presentation." No more wrestling with remotes or waiting for IT support. This simplicity is the essence of NetSpeek's innovation. LENA's capabilities extend beyond end-users, empowering network administrators and support
technicians to manage systems with unprecedented ease.

Core User	Support Technician	Network Administrator
		
• *"LENA, start my meeting"* • *"LENA, mute my mic."* • *"LENA, how long is the conference room free?"*	• *"LENA, can you help me update the firmware"* • *"LENA, can you find any other support tickets that have resolved a similar problem"*	• *"LENA, do an analysis on the usage of all the meeting rooms in building three."* • *"LENA, what devices will be out of warranty next month?"*

The Team: Pro AV Veterans

Driving our groundbreaking innovation is a team of industry experts and visionaries with over 50 years of combined Pro AV experience:

Erik DeGiorgi, CEO & Co-Founder

- 15+ years in Pro AV
- Scaled MediaVue from concept to $6.5M+ annual revenue
- US Marine Corps veteran, bringing operational excellence

Brian Kane, Principal Software Engineer

- 14+ years specializing in hardware control systems and AI
- Bridges device control and human interaction
- Leads development of LENA's core AI technology

Katie Valle, Sales Advisor

- 20+ years in Pro AV, IT Managed Services, and Digital Signage
- Proven track record with strategic C-level partnerships
- Spearheads NetSpeek's market growth strategy

Backed by a board of seasoned advisors from the worlds of tech innovation, global partnerships, and digital strategies, NetSpeek is primed to disrupt the Pro AV industry and capture a significant share of the $402 billion market opportunity.

From Vision to Reality: Early Traction and Market Validation




2024
ARR
$0
Beta Rooms
300
2025
ARR
$1,989,000
Rooms
6,500
2026
ARR
$6,600,000
Rooms
15,000
2027
ARR
$11,665,000
Rooms
23,220

Forward-looking projections are not guaranteed.

While LENA is poised to revolutionize the Pro AV industry, we're not just dealing in hypotheticals. Our journey from concept to market-ready solution has already garnered significant interest and validation.

Beta Program:

- Collaborating with global enterprises for initial LENA deployment
- Targeting 300+ room installations in Q4 2024
- Potential annual savings of $150,000 for a global financial firm with just 225 rooms

Forward-looking projections are not guaranteed.

Industry Excitement:

- 28 enterprise accounts identified for immediate pipeline

- Demonstrations provided to Fortune 500 decision-makers
- Consistent, positive feedback on LENA's potential to solve critical pain points

Strategic Partnerships:

- Integration with leading Pro AV technology vendors underway
- Fostering relationships with key resellers and managed service providers

Our early adopters aren't just testing LENA; they're eagerly anticipating full deployment. As David Mawhinney, Pro AV consultant puts it,

> ***LENA isn't just a tool; it's the missing link in our AV ecosystem. We've been waiting for something like this for years.***

With each demo and partnership discussion, we're not just validating our technology – we're building a groundswell of demand that positions NetSpeek at the forefront of the Pro AV revolution.

The Market: Our Path to Pro AV Dominance



NetSpeek's innovative approach and growing industry recognition position us to capture a significant share of the $402 billion Pro AV market. Our go-to-market strategy is designed to maximize LENA's impact:

- **Phased Rollout**: • Q4 2024: Beta deployment in 300+ rooms across major enterprises • Q1 2025: Full-scale launch to early adopters and strategic partners • 2025: Broad market expansion and channel partner engagement

- **Dual-Pronged Sales Approach**: • Sales: Leveraging our team's industry connections to target Fortune 500 companies • Channel Partners: Collaborating with system integrators and managed service providers to extend our reach

- **Land and Expand**: • Start with conference room deployment • Expand to other AV-equipped spaces within adopting organizations • Upsell advanced features

within adopting organizations • Upsell advanced features and analytics as we capture more of the AV ecosystem

- **Industry Partnerships**: • Integrated LENA with leading AV hardware manufacturers • Positioning LENA as the universal interface for all Pro AV systems
- **Thought Leadership**: • Regular contributions to industry publications • Speaking engagements at major AV conferences • Hosting webinars on the future of AI in Pro AV management

Why Invest?

CONSERVATIVE VALUATION — As an experienced advisor, The Kernel relies on the target company to exceed expectations through execution rather than playing catch up to an unrealistic metric.

REMEDY TO A PREVAILING PROBLEM — NetSpeek fills a crucial gap in the Pro AV industry, offering a vendor-agnostic, user-friendly management solution

TRIAL BY FIRE — Beta testing to begin in Q4 with global enterprises to validate LENA's effectiveness and market readiness